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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 15, 2021

NOVEA INC.

(Exact name of issuer as specified in its charter)

Wyoming	47-3258622
State of incorporation	(I.R.S. Employer Identification No.)

1712 Pioneer Dr, Ste 1913, Cheyenne, Wyoming 82001

(Full mailing address of principal executive offices)

424-781-7796

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7.             DEPARTURE OF CERTAIN OFFICERS

If the issuer’s principal executive officer, principal financial officer, principal accounting officer, or any person performing similar functions retires, resigns or is terminated from that position, disclose the fact that the event has occurred and the date of the event.

On May 14, 2021, Howard Nunn resigned as our Chief Executive Officer and Director, Carlos Arreola resigned as our Chief Business Officer and Director and Jermaine McDonald resigned as our Chief Operating Officer and Director.

The resignation of Messrs Nunn, Arreola and McDonald was not in connection with any disagreement with our management regarding us, our operations, policies or practices.

Jim Quinlan remains our Chief Executive Officer and Director, and Stephen Ross remains our Secretary, Treasurer and Director.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Novea Inc.

By: (Signature and Title)	/s/ Jim Quinlan
Jim Quinlan, Chief Executive Officer and Director

Date: July 29, 2021

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